The Coffee Class Corporation



ANNUAL REPORT

9620 Las Vegas Blvd S STE E4 # 591

Las Vegas, NV 89123-6508

0

https://thecoffeeclass.com/

This Annual Report is dated January 7, 2025.

BUSINESS

Overview

The Coffee Class is a Las Vegas-born bakery bistro that offers a sophisticated menu, specialty coffee, handcrafted lattes, and scratch-made pastries. We provide a fast-casual yet refined atmosphere for the discerning customer who values quality and a warm, welcoming experience.

Founded in 2019, The Coffee Class began as an experiment to see if exceptional coffee could be paired seamlessly with exceptional food in a single, service-oriented concept. Today, we're committed to transforming the daily coffee experience with premium service and meticulously crafted meals prepared with heart. Each visit promises fresh-baked pastries, organic coffee and tea, and delicious all-day food options, elevating the café experience in ways you've never imagined.

With our third location, Almond & Oat, opened in January 2023, we've introduced a new layer to The Coffee Class family. Almond & Oat is a specialty coffee shop designed to be a warm, welcoming escape that goes beyond just coffee. Our mission is to create a unique journey with every sip, featuring expertly crafted, dairy-free espresso drinks that allow everyone to indulge freely. At Almond & Oat, we offer a cozy atmosphere where guests can feel at home and savor moments of relaxation and connection. It's about flavors that linger, comfort that resonates, and genuine hospitality.

In April 2024, we're excited to open our new flagship location on the west side of Las Vegas. With seating for 72 guests and space designed to accommodate large gatherings, this location will enhance the signature experience we're known for and provide an inviting environment for events and special occasions. We look forward to welcoming our community to this new destination that combines luxury with comfort, making it a standout in the Las Vegas area.

Corporate Structure

On October 28, 2021, KBC Companies LLC was formed as the parent company for The Coffee Class LLC and any future LLCs (new locations). TCC Durango LLC and TCC Horizon LLC were formed as two new entities under the parent company KBC Companies LLC to manage our new Horizon and future Uncommons locations. On 8/18/2022, KBC Companies LLC converted to a Nevada C-Corporation, The Coffee Class Corporation. TCC St Rose LLC was formed on 10/26/2022 to manage Almond and Oat. TCC Sahara was formed in July 2024 for the upcoming new location.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 2,500,000

Use of proceeds: Negligible, Founder's Shares

Date: August 18, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $371,674.45

Number of Securities Sold: 204,026

Use of proceeds: Operations, marketing, working capital

Date: March 14, 2023

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $394,397.13

Number of Securities Sold: 243,617

Use of proceeds: TBD

Date: March 19, 2024

Offering exemption relied upon: Regulation CF

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 6,231

Use of proceeds: TBD

Date: March 19, 2024

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

In 2022, revenue reached $1,503,839 as we expanded operations. Fiscal year 2023 saw an even more substantial increase, with revenue growing by 84.8% to $2,778,381 as we continued expanding to multiple locations, including the launch of our Almond & Oat brand and a capital raise through Start Engine.

Cost of Goods Sold (COGS)

In 2022, COGS increased to $1,594,028, reflecting growth in operations. By 2023, COGS was $2,104,712, a reduction in percentage terms due to implementing cost-saving measures, including the MarketMan inventory system, and optimizing labor controls.

Net Profit

In 2022, net profit was -$592,375, significantly impacted by over $500,000 in expansion-related costs to open the Horizon location. For 2023, net profit reached -$332,400, reflecting the impact of costs related to opening Almond & Oat and raising capital through Start Engine, which incurred significant acquisition costs.

Expenses

The company's expenses include compensation and benefits, marketing and sales expenses, rents, food and labor costs, fees for professional services, research and development expenses, and expansion costs. In 2022, expenses decreased to $377,919 as we streamlined operations. However, 2023 expenses rose to $1,069,798, reflecting growth initiatives and the expansion of multiple locations.

Key Drivers of Growth

Key drivers of our sales growth have included increased market awareness, effective social media outreach, strategic product rollouts, and innovative products that resonate with our target demographics. By focusing on customer-centric and differentiated offerings, we continue to build loyalty and attract new customers to The Coffee Class and Almond & Oat.

Historical results and cash flows:

Positioned for Sustained Growth: The Coffee Class Performance and Strategic Developments

The Coffee Class has demonstrated consistent growth and strategic progress, supported by strong year-over-year performance and investments in customer engagement. In 2024, our efforts have yielded measurable increases in social media engagement, an expanded customer base, and steady sales across multiple locations.

2024 Performance and Customer Reach

In 2024, The Coffee Class achieved significant increases in revenue and brand visibility, driven by strong customer engagement across locations. Following the expansion to the Horizon location, customer traffic at the original Eastern location remained stable, reflecting customer loyalty and minimal overlap in the customer base between locations. This pattern aligns with our historical performance in 2022 and 2023, underscoring the effectiveness of our multi-location strategy.

Investments in customer experience at the Eastern location, including upgraded outdoor seating and new afternoon baked goods, have contributed to a broader appeal and a steady flow of customers throughout the day. These enhancements have supported our efforts to diversify revenue streams and maintain customer satisfaction.

Expansion and Brand Development Investments

Our recent investments in new locations and brand development illustrate our strategic approach to scaling operations:

The Coffee Class Horizon Location: This location required significant investment in infrastructure, interior design, and brand alignment. Positive customer response and consistent traffic have validated this expansion effort.

Almond & Oat Brand Development: This brand extension, focused on dairy-free offerings, required dedicated investment in specialized equipment and menu development. It has resonated with a niche customer base, contributing to the diversification of our portfolio.

Upcoming Sahara Location: Planning and budgeting are underway for a location on Sahara Avenue, targeting high-demand areas in northwest Las Vegas. Investments will include capital for build-out, interior design, and marketing to establish a presence in this new market.

Social Media and Influencer Engagement

With over 77,000 followers across platforms, The Coffee Class leverages social media to reach and engage a diverse audience. A key demographic includes women aged 25-54, enabling targeted messaging and product development.

Organic influencer engagement has also amplified brand visibility. Influencer Keith Lee's visits in 2023 and 2024 provided substantial marketing value, significantly increasing customer traffic and bolstering brand awareness. This form of organic marketing has enhanced our reputation while maintaining cost efficiency.

Historical Cash Flow and Financial Model

Over the past two years, The Coffee Class has prioritized funding growth through revenue generation. Cash flow has been directed toward targeted investments in infrastructure, menu enhancements, and the development of new locations. This approach reflects a disciplined financial strategy focused on sustainable operations.

Key cash flow areas include:

Physical Upgrades: Enhancements to infrastructure, such as outdoor seating and menu expansions, aimed at improving customer experiences and diversifying revenue streams.

New Location Development: Investments in the Horizon location and Almond & Oat brand extension, with additional planning for the Sahara location.

Funding and Financial Strategy

Expansion and operational improvements have been supported by revenue from existing locations. This approach has minimized reliance on external financing and allowed for organic growth. While strategic partnerships or limited debt financing may be considered for future large-scale opportunities, the focus remains on disciplined cost management and efficient cash flow utilization.

Summary

The Coffee Class has established a track record of measured growth and operational resilience. With ongoing investments in customer experience, infrastructure, and brand development, the company is well-positioned to continue engaging its loyal customer base and expanding its footprint in the Las Vegas market.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $4,920.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Costarmos LLC

Amount Owed: $680,000.00

Interest Rate: 12.0%

Maturity Date: February 01, 2032

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kyle Cunningham

Kyle Cunningham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director, Treasurer, Secretary

Dates of Service: October, 2018 - Present

Responsibilities: Principal manager of the company and all subsidiary locations. Kyle receives $100,000 annual compensation.

Other business experience in the past three years:

Employer: RE/MAX Advantage

Title: Licensed Real Estate Professional + Co-Owner

Dates of Service: February, 2007 - January, 2023

Responsibilities: Cunningham Group is a family owned real estate team in Henderson, NV. We focus on helping people achieve their real estate goals throughout the Las Vegas valley. In addition to helping countless sellers get the highest price possible for their homes, we also specialize in assisting first time homeowners to achieve their dreams of home ownership as well as offer a New Home Concierge program to assist clients of all stripes to achieve the dream of new construction. Cunningham Group proudly supports local charities by giving a portion of every commission to causes that help the youth in our community to overcome obstacles to their success. Kyle was a partner.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Kyle Cunningham

Amount and nature of Beneficial ownership: 2,500,000

Percent of class: 84.70%

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 135,135 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 2,704,026 outstanding.

Voting Rights

Please see the voting rights of securities sold in this offering below which contain a voting proxy. In general Common Stock voting rights: Unless otherwise provided in the resolution providing for the issuance of stock adopted by the Board of Directors, each Stockholder of record and such Stockholder's duly-authorized proxy or attorney-in-fact shall be entitled to one (1) vote for each share of stock standing registered in such Stockholder's name on the books of the Corporation on the record date. At all meetings of the Stockholders, the voting may be voice vote; but any qualified voter may demand a stock vote whereupon such stock vote shall be taken by ballot, each of which shall state the name of the Stockholder voting and the number of shares voted by such Stockholder and, if such ballot be cast by proxy, the ballot shall also state the name of such proxy; provided, however, that the mode of voting prescribed by statute for any particular case shall be in such case followed.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company is offering Common Stock in the amount of up to $4,231,775.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants on one type of service, operating a cafe that sells food and beverages. Our revenues are therefore dependent upon the market for this type of service. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. Minority Holder; Securities with No Voting Rights The security that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns a trademark, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on January 7, 2025.

The Coffee Class Corporation

By   /s/ *Kyle Cunningham*

Name: The Coffee Class Corporation

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

THE COFFEE CLASS CORPORATION

**REVIEWED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
*(Unaudited)***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
The Coffee Class Corporation
Las Vegas, Nevada

We have reviewed the accompanying consolidated financial statements of The Coffee Class Corporation (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2023 and December 31, 2022, and the related consolidated statements of operations, statements of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

November 26, 2024
Los Angeles, California

THE COFFEE CLASS CORPORATION
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	4,920	$	14,762
Due From Related Parties		5,251		-
Inventory		5,236		3,000
Prepaids and Other Current Assets		27,918		300
Total Current Assets		**43,325**		**18,062**
Property and Equipment, net		380,948		321,071
Intangible Assets		6,549		8,319
Right-of-Use Asset		69,761		84,367
Security Deposit		19,773		15,293
Total Assets	$	**520,356**	$	**447,113**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	165,105	$	167,171
Current Portion of Loans and Notes		303,977		305,812
Current Portion of Lease Liability		16,135		14,606
Forward Financing		45,216		7,500
Shareholder Loan		-		208,500
Other Current Liabilities		19,305		13,164
Total Current Liabilities		**549,738**		**716,753**
Promissory Notes and Loans, net of current portion		798,466		664,488
Lease Liability, net of current portion		53,626		69,761
Total Liabilities		**1,401,830**		**1,451,002**
STOCKHOLDERS' EQUITY				
Common Stock		2,952		111
Additional Paid in Capital		532,959		-
Equity Issuance Cost		(49,935)		-
Accumulated Deficit		(1,367,450)		(1,004,000)
Total Stockholders' Equity		**(881,474)**		**(1,003,890)**
Total Liabilities and Stockholders' Equity	$	**520,356**	$	**447,113**

See accompanying notes to financial statements.

THE COFFEE CLASS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)   - 3 -

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	2,778,381	$	1,503,402
Cost of Goods Sold		2,101,518		1,573,104
Gross Profit/(Loss)		**676,863**		**(69,702)**
Operating Expenses				
General and Administrative		702,736		611,132
Sales and Marketing		254,273		65,859
Total Operating Expenses		**957,009**		**676,991**
Operating Loss		**(280,146)**		**(746,693)**
Interest Expense		196,968		10,299
Other Loss/(Income)		(113,664)		(227,261)
Income/(Loss) before provision for income taxes		**(363,450)**		**(529,730)**
Provision/(Benefit) for income taxes		-		-
Net Loss	$	**(363,450)**	$	**(529,730)**

See accompanying notes to financial statements.

THE COFFEE CLASS CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Equity Issuance Costs	Accumulated Deficit	Total Stockholders' Equity
Balance—December 31, 2021	-	$ -	$ -	$ -	$ (474,271)	$ (474,271)
Conversion from LLC into Corporation	110,556	111	-	-	-	111
Net Loss	-	-	-	-	(529,730)	(529,730)
Balance—December 31, 2022	**110,556**	**$ 111**	**$ -**	**$ -**	**$ (1,004,001)**	**$ (1,003,890)**
Issuance of Stock to Crowdfunding Investors	243,617	244	434,545	(49,935)	-	384,854
Issuance of Stock	2,597,541	2,598	98,414	-	-	101,012
Net Loss	-	-	-	-	(363,450)	(363,450)
Balance—December 31, 2023	**2,951,714**	**$ 2,952**	**$ 532,959**	**$ (49,935)**	**$ (1,367,451)**	**$ (881,474)**

See accompanying notes to financial statements.

THE COFFEE CLASS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(363,450)	$	(529,730)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation of Property		148,250		142,015
Amortization of Intangibles		2,452		4,196
Changes in operating assets and liabilities:				
Inventory		(2,236)		
Prepaids and Other Current Assets		(27,618)		(300)
Due from Related Parties		(5,251)		6,654
Accounts Payable		(2,066)		59,103
Other Current Liabilities		6,141		(6,520)
Security Deposit		(4,480)		(2,755)
Net Cash Provided Used In Operating Activities		**(248,258)**		**(327,337)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(208,128)		(287,087)
Purchases of Intangible Assets		(682)		(10,329)
Net Cash Provided Used In Investing Activities		**(208,810)**		**(297,417)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Stock		485,866		111
Forward Financing		37,716		7,500
Borrowing/Repayment of Shareholder Loans		(208,500)		208,500
Repayment of Promissory Notes and Loans		(17,772)		-
Borrowing on Promissory Notes and Loans		149,915		261,600
Net Cash Provided By Financing Activities		**447,226**		**477,711**
Change in Cash		(9,842)		(147,043)
Cash—beginning of year		14,762		161,806
Cash—end of year	$	**4,921**	$	**14,763**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	196,968	$	10,299

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

The Coffee Class Corporation was formed as Limited Liability Company on October 28, 2021 in the state of Nevada, under the name of KBC Companies LLC. On August 18, 2022, the company was converted from LLC to Corporation and changed the name to The Coffee Class Corporation. The Coffee Class Corporation has three wholly-owned three subsidiaries: TCC St Rose LLC (which was formed on October 26, 2022 in the state of Nevada), TCC Horizon LLC (which was formed on October 26, 2022 in the state of Nevada) and The Coffee Class LLC (which was formed on October 26, 2022 in the state of Nevada). The consolidated financial statements of The Coffee Class Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

The Coffee Class is a specialty coffee bistro that brings together best in class handmade pastries, savory breakfast and lunch options with handcrafted lattes to the Las Vegas market. The Coffee Class sells coffee, pastries, and food items online, in person, at curbside pickup and through delivery channels via our Toast POS system and third-party delivery partners. Our primary customer purchases iced and hot lattes mainly, but we also sell teas, hot coffee, and similar products.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Consolidation

The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 and 2022, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years
Furniture & Equipment	5 years
Leasehold Improvements	15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its goodwill that comes from the asset purchase agreement, which will be amortized over the period of ten years.

Other intangibles include trademarks. Trademark costs are indefinite lived.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Income Taxes

The Coffee Class Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.
Revenue recognition, according to Topic 606, is determined using the following steps:

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times:

- In-store Sales: Revenue is recognized at point-in-time when customer takes possession of the goods.
- Online Sales: Revenue is recognized at point-in-time when the goods are delivered to the customer.

Cost of sales

Costs of goods sold include the cost of food and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $254,273 and $65,859, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the consolidated financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 26, 2024, which is the date the consolidated financial statements were issued.

Lease Accounting

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

3.   INVENTORY

Inventory consists of the following items:

As of December 31,		2023		2022
Finished goods		5,236		3,000
Total Prepaids and Other Current Assets	$	5,236	$	3,000

4.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of December 31,	2023	2022
Money In Transit	$ 27,918	$ -
Other Current Asset	-	300
Total Prepaids and Other Current Assets	$ 27,918	$ 300

Other current liabilities consist of the following items:

As of December 31,	2023	2022
Deferred Gift Card Sales	5,639	8,697
Sales Tax Payable	9,744	4,074
Undistributed Tips	3,922	393
Total Other Current Liabilities	$ 19,305	$ 13,164

5.   PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consist of:

As of December 31,	2023	2022
Equipment	$ 30,479	$ 30,479
Furniture & Equipment	226,857	210,667
Leasehold Improvements	480,994	289,057
Property and Equipment, at cost	**738,330**	**530,202**
Accumulated Depreciation	(357,382)	(209,132)
Property and Equipment, net	$ 380,948	$ 321,071

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 and 2022 were in the amount of $148,250 and $142,015, respectively.

6.   INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consists of:

As of December 31,	2023	2022
Goodwill	4,000	4,000
Trademark	14,651	13,969
Intangible assets, at cost	**18,651**	**17,969**
Accumulated Amortization	(12,102)	(9,650)
Intangible assets, net	$ 6,549	$ 8,319

Amortization expenses for the fiscal year ended December 31, 2023, and 2022 were in the amount of $2,452 and $4,196, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

For The Year Ended December 31,	Amortization Expense
2024	$ 2,452
2025	2,452
2026	1,645
2027	-
Thereafter	-
Total	**$ 6,549**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of Common Stock at a par value of $0.001. As of December 31, 2023, and December 31, 2022, 2,951,714 shares and 110,556 shares have been issued and were outstanding, respectively.

8. FORWARD FINANCING

During fiscal year 2023, the Company entered into a finance agreement with CLOUDFUND LLC in the amount of $35,000. It bears fixed fee of $2,221. The lender provides the company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2023 December 31, 2022, the outstanding balance of this kind of financing is in the amount of $32,433 and $0, and entire amount is classified as the current portion.

During fiscal year 2023, the Company entered into a finance agreement with DoorDash Capital. The lender provides the company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2023 December 31, 2022, the outstanding balance of this kind of financing is in the amount of $12,782 and $7,500, and entire amount is classified as the current portion.

9. DEBT

Promissory Notes & Loans

The Company had outstanding term loans/ notes payables with varying maturities. Details of loans outstanding are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Fixed Fee	Borrowing Period	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
						Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note - Costarmos LLC	$ 600,000	12.00%	-	10/1/2021	12/1/2026	$ 55,350	$ 544,650	$ 600,000	$ 189,600	$ 410,400	$ 689,951
WeBank Loan agreement	99,200	0.00%	$ 22,816	7/5/2023	420 days	149,915	-	149,915	-	-	-
Promissory Note - Costarmos LLC	100,000	12.00%	-	11/16/2022	3/31/2023	82,500	-	82,500	100,000	-	101,479
EIDL Loan	270,300	3.75%	-	3/3/2021	3/3/2051	16,212	253,816	270,028	16,212	254,088	288,851
Total						**$ 303,977**	**$ 798,466**	**$ 1,102,443**	**$ 305,812**	**$ 664,488**	**$ 1,080,281**

Deed of trust secures a promissory note with an original principal amount of $600,000 (Costarmos LLC) recorded in the Clark County, Nevada Official Public Records. The summary of the future maturities is as follows:

For The Year Ended December 31,	
2024	$ 303,977
2025	112,212
2026	136,212
2027	148,212
2028	160,212
Thereafter	241,618
Total	**$ 1,102,443**

Owner Loans

In 2022, the Company borrowed money from the owner Kyle Cunningham, which was repaid in fill in 2023. The details of the loans from the owners are as follows:

					For the Year Ended December 2023			For the Year Ended December 2022		
Lender	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Kyle Cunningham	$ 208,500	0.00%	Fiscal Year 2022	Maturity	$ -	$ -	$ -	$ 208,500	$ -	$ 208,500

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded.

Lease

On October 1, 2021, the Company entered into an operating lease agreements with Horizon Plaza, which will expire on September 30, 2027. The lease agreement generally does not contain any material residual value guarantees or material restrictive covenants. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2023 and 2022 were 10%. The aggregate minimum annual lease payments under operating lease in effect on December 31, 2023, are as follows:

For The Year Ended December 31,	
2024	22,200
2025	22,200
2026	22,200
2027	-
Thereafter	-
Present Value Discount	3,161
Total	**$ 69,761**

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For The Year Ended December 31,		2023		2022
Net Operating Loss	$	(86,947)	$	-
Valuation Allowance		86,947		-
Net Provision For Income Tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of December 31,		2023		2022
Net Operating Loss	$	(86,947)	$	-
Valuation Allowance		86,947		-
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $414,035. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

11. RELATED PARTY

In the fiscal year of 2022, the Company borrowed money from the owner, Kyle Cunningham, for $208,500, which was paid off in full in 2023. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. As of December 31, 2023 and December 31, 2022, the outstanding balance of the loan is $0 and $208,500, respectively.

In the fiscal year of 2023, the Company lent money to the owner, Kyle Cunningham, in the amount of $5,251. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. As of December 31, 2023, the outstanding balance of the amount due from Kyle Cunningham is $5,251.

12. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through November 26, 2024, which is the date the consolidated financial statements were available to be issued.

On February 29, 2024, The lease for the A&O Sahara location at 9151 W. Sahara, Suite 110, was terminated, with the landlord and tenant mutually releasing each other from future obligations.

On July 19, 2024, a new subsidiary, TCC Sahara LLC, was established to manage the forthcoming The Coffee Class flagship location at 9580 W Sahara Ave, Las Vegas. This location is strategically positioned to support larger gatherings, with amenities aimed at enhancing the brand's reach and customer experience in Las Vegas.

On August 6, 2024, a lease agreement was finalized for The Coffee Class flagship location at 9580 W Sahara Ave. This new location will feature a 72 person seating capacity with space for large parties, enhancing the company's ability to serve a growing customer base.

On September 30, 2024, The Company approved the sale of its bakery asset at 8876 S. Eastern Ave, Suite 101, to Papa Aldo's Peruvian Fusion LLC, and dissolved TCC A&O Bakery LLC following the sale.

In October 2024, the Coffee Class unveiled a new brand board for Almond & Oat, a specialty coffee shop under its umbrella. The brand board includes a color palette, typography, logos, and a mission statement that emphasizes a cozy, inclusive coffee experience with expertly crafted, dairy-free espresso drinks and scratch-made pastries.

On October 1, 2024, TCC Sahara LLC entered into a contract with Parlor 430 LLC for the design and construction of the new The Coffee Class Sahara location. The project includes tenant improvements to the existing suite at 9580 W Sahara Ave, and completion is targeted within 150 days of permit issuance.

On September 10, 2024, the final stamped plans for tenant improvements at 9580 W Sahara Ave was completed, detailing interior remodel specifications, seating layout, restrooms, and kitchen equipment configurations, aligning with brand standards and city code requirements.

There have been no other events or transactions during this time, which would have a material effect on these consolidated financial statements.

14. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $280,146, an operating cash flow loss of $248,258 and liquid assets in cash of $4,920, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise a substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Kyle Cunningham, Principal Executive Officer of The Coffee Class Corporation, hereby certify that the financial statements of The Coffee Class Corporation included in this Report are true and complete in all material respects.

Kyle Cunningham

CEO